UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[x]

Securities Act Rule 802 (Exchange Offer)	[ ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [  ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

SYGNIS Pharma AG (f/k/a LION Bioscience AG)
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Germany
(Jurisdiction of Subject Company’s Incorporation or Organization)

SYGNIS Pharma AG
(Name of Person(s) Furnishing Form)

Non-par value bearer shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Dr. Franz-Werner Haas
Vice President Operations/General Counsel
SYGNIS Pharma AG
Im Neuenheimer Feld 515
69120 Heidelberg
Germany

Telephone: +49 6221 454 812
(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 20, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.     Home Jurisdiction Documents

(a)

(i)	The subscription offer (the “Subscription Offer”) for shares of SYGNIS Pharma AG (“Sygnis”) first delivered by Sygnis to its existing shareholders on October 20, 2008 is attached hereto as Attachment 1(a)(i).

(ii)	An Ad-Hoc Notice published by Sygnis, dated October 15, 2008, describing the planned commencement of the rights offering is also attached hereto as Attachment 1(a)(ii).

Item 2.     Informational Legends

The Subscription Offer includes informational legends for U.S. holders on the cover page.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit                       Description

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1)	Form F-X is being filed concurrently with the U.S. Securities and Exchange Commission.

(2)	Not applicable.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYGNIS Pharma AG
By: /s/ Dr. Franz-Werner Haas
Name: Dr. Franz-Werner Haas
Title: Vice President Operations/General Counsel

Date:    October 21, 2008

ATTACHMENT 1(a)(i)

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY IN THE UNITED STATES OF AMERICA HAS APPROVED OR DISAPPROVED THE RIGHTS OR SECURITIES DESCRIBED IN THIS DISCLOSURE DOCUMENT OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. holders (as that term is defined in Rule 800 promulgated under the U.S. Securities Act of 1933 as amended) may not transfer the rights that are the subject of this offering except in accordance with Regulation S promulgated under the U.S. Securities Act of 1933 as amended.

The following offer for subscription of shares in SYGNIS Pharma AG is not a public offering. It is intended exclusively for SYGNIS Pharma AG shareholders.

SYGNIS Pharma AG

Heidelberg

ISIN DE0005043509 / WKN 504 350

ISIN DE000A0JRVW3 / WKN A0JRVW

ISIN DE000A0XYKX1 / WKN A0XYKX

Subscription Offer

On October 15, 2008, the Board of Directors of SYGNIS Pharma AG (the “Company”), with the approval of the Supervisory Board, which was granted on the same day, decided to invoke the authorization set forth in sec. 4 par. 4 of the Articles of Incorporation (Authorized Capital) of the Company and to increase the share capital (the “Capital Increase”) from €28,563,676.00, divided into 28,563,676 non-par value bearer shares, by €12,694,967.00 to €41,258,643.00 in consideration for cash contributions by issuing 12,694,967 new non-par value bearer shares with a nominal value of one euro each, with profit participation rights starting April 1, 2008 (the “New Shares”). The New Shares will be issued at the issue amount of €1.00 per share.

The New Shares will be offered for subscription to SYGNIS Pharma AG shareholders by means of an indirect subscription right at a ratio of 9:4 by Sal. Oppenheim jr. & Cie. KGaA (the “Bank”), Cologne, at a subscription price of €1.44 per New Share. The subscription offer is subject to the condition precedent that the Capital Increase be registered in the Commercial Register by no later than October 31, 2008. The determining factor for the calculation of the number of subscription rights to which the shareholders are entitled is the number of shares held by them respectively in collective custody (Girosammelguthaben) at closing at the end of the last trading day at Clearstream Banking Frankfurt AG before the start of the subscription period.

In accordance with a subscription ratio of 9:4, for every 9 (nine) existing shares, 4 (four) New Shares can be subscribed to. Any fractional shares will be forfeited.

Furthermore, in addition to the subscription in accordance with the 9: 4 subscription ratio applicable to the balance of existing shares held by him or her, every shareholder may place a binding subscription order (“Additional Subscription”), which will be subject to the same terms as the exercise of the statutory subscription right. The maximum total number of New Shares that a shareholder can subscribe to by means of an Additional Subscription (“Additional Subscription Shares”) is calculated by reducing the total of 12,694,967 of New Shares resulting from the Capital Increase by the New Shares applicable to the existing shares held by the shareholder under the shareholder’s subscription right. Shareholders who wish to subscribe to more New Shares than their subscription right quota must transmit their binding subscription order via their depositary bank to the Subscription Office specified in this offer during the subscription period. We would like to ask shareholders who wish to subscribe to Additional Subscription Shares in excess of the number of New Shares which they are entitled to subscribe to based upon their existing share balance to provide their depositary bank with the following information:

•	Number of SYGNIS Pharma AG shares on deposit as of October 20, 2008, at closing at the end of the trading day

•	Subscription as part of the Capital Increase in shares

•	Number of Additional Supscription Shares for subscription (in addition to the subscription ratio of 9:4).

If all shareholders exercise their respective subscription right and no fractional Additional Subscription Shares are issued as result of such exercise, subscription to Additional Subscription Shares will not be possible. To the extent that it is not possible, due to excessive demand, to issue all Additional Subscription Shares to the shareholders, the Additional Subscription will be declined or only partially accepted. In that case, the Additional Subscription will be issued based upon quotas, i.e., in the ratio by which the statutory subscription rights are exercised. To the extent that the exercise of statutory subscription rights or requests for Additional Subscriptions would mathematically result in shareholders having claims to receive fractions of New Shares, the shareholders will have no claim to issuance and delivery of New Shares with respect to any fractional shares.

Exercise of Subscription Rights by Major Shareholders

To the extent that not all shareholders fully exercise their subscription rights and no Additional Subscription is made to some or all of the non-subscribed New Shares, e.g., due to fractions of shares, the as yet non-subscribed New Shares will be allocated to dievini Hopp BioTech Holding GmbH & Co. KG and BASF SE. dievini Hopp BioTech Holding GmbH & Co. KG and BASF SE have irrevocably committed to the Bank to exercise all subscription rights applicable to the number of shares owned by them. In addition, dievini Hopp BioTech Holding GmbH & Co. KG and BASF SE have agreed to purchase all of the remaining New Shares (that are not subscribed to by other shareholders as part of the Capital Increase) promptly after the expiration of the subscription period at the subscription price.

The subscription rights (ISIN DE000A0XYK54 / WKM A0X YK5) for the New Shares will be posted to the depositary banks by Clearstream Banking AG, Frankfurt am Main, on of October 20, 2008 at closing at the end of the trading day.

In order to exercise the statutory subscription rights and Additional Subscription rights, subscription confirmations must be filed with the bank or the depositary institution at which the shareholder’s shares are held in collective custody (Girosammelverwahrung).

We hereby request that our shareholders exercise their subscription rights (ISIN DE000A0XYK54 / WKN A0X YK5)

during the period from

October 21, 2008 00:00 Central European Summer Time to November 04, 2008 inclusive, 12:00 (noon) Central European Time via their depositary bank at Sal. Oppenheim jr. & Cie. KGaA (“Bank” or “Subscription Office”)

during normal banking hours in order to avoid forfeiture. Subscription rights exercised after the deadline will be forfeited without compensation, and will be recorded without value after expiration of the subscription period.

Compliance with the deadline will be determined solely by timely receipt of the subscription notice and subscription price by the aforementioned Subscription Office.

Subscription Price

The subscription price for each share subscribed to is €1.44, and must be paid when the subscription right is exercised, no later than the last day of the subscription period, November 04, 2008 at 12:00 (noon) Central European Time. The time of receipt will be the determining factor. A customary bank commission will be charged by the depositary banks for the subscription.

No Trade in Subscription Rights

SYGNIS Pharma AG will not allow trading in the subscription rights (ISIN DE000A0XYK54 / WKN A0XYK5). Therefore, sale or additional purchase of subscription rights on a stock exchange is not possible. The subscription rights are transferable amongst the shareholders, provided however that shareholders residing in the United States of America (“US Holders” as defined by Rule 800 promulgated under the US Securities Act of 1933, as amended) may only transfer the subscription rights in accordance with the provisions of Regulation S promulgated under the US Securities Act of 1933, as amended. Neither the Bank, the depositary banks, nor SYGNIS Pharma AG will act as a broker for the purchase and/or sale of subscription rights. No compensation will be provided for non-exercised subscription rights.

Starting on October 21, 2008, the existing non-par value shares of SYGNIS Pharma AG (ISIN DE0005043509 / WKN 504 350) will be traded on the Regulated Market of the Frankfurt Stock Exchange “without subscription rights” („ex Bezugsrecht”).

Certification and Delivery of the New Shares

After the Capital Increase is registered in the Commercial Register of SYGNIS Pharma AG, the New Shares (ISIN DE000A0XYK54 / WKN A0XYK5) that are not approved for listing on a stock exchange will be represented by a permanent global certificate to be deposited with Clearstream Banking AG, Frankfurt am Main, and then made available via the collective custody system (Girosammelverkehr) to the shareholders that have exercised their subscription rights. Under the Articles of Incorporation, shareholders are not entitled to receive certificates representing their respective shares. The New Shares that are not approved for listing on a stock exchange are expected to be delivered in the 46th calendar week. The New Shares will probably not yet be voting shares at the time of the annual general meeting scheduled for November 27, 2008.

Initially No Stock Market Trading of the New Shares

The admission of the New Shares to the Regulated Market of the Frankfurt Stock Exchange, as well as their inclusion in the existing price determination for SYGNIS Pharma shares are expected to be applied for within the next few weeks after issuance of the New Shares.

Notice

Interested shareholders should seek detailed information about SYGNIS Pharma AG before deciding whether to exercise their subscription rights and Additional Subscription rights. We recommended that you review and consider the financial reports and other information available from the web site of the Company at www.sygnis.de, in particular the consolidated annual report of SYGNIS Pharma AG of March 31, 2008, the non-consolidated annual report of SYGNIS Pharma AG of March 31, 2008, the interim report of the Company of June 30, 2008, as well as current reports of the Company and press releases.

Sale Restrictions

The New Shares and the related subscription rights and Additional Subscription rights are not and will not be registered pursuant to the United States Securities Act of 1933 (as amended) nor under the securities laws of the individual US states. Therefore, they will neither be publicly offered nor sold in the United States or any state thereof. Shareholders residing in the US (i.e., “US Holders” as defined in Rule 800 promulgated under the US Securities Act of 1933, as amended) may only transfer the subscription rights and Additional Subscription rights in accordance with the provisions of Regulation S promulgated under the United States Securities Act of 1933, as amended.

Acceptance of this offer outside of the Federal Republic of Germany may be subject to restrictions. Persons who wish to accept this offer outside of the Federal Republic of Germany are requested to inform themselves of and comply with restrictions existing outside of the Federal Republic of Germany.

This subscription rights offering is made only under German law. Pursuant to secs. 203 par. 1, 186 par. 2 sent. 1, par. 5 sent. 2, and 25 sent. 1 of the Stock Corporation Act (Aktiengesetz), in conjunction with the Company’s Articles of Incorporation, this subscription rights offering will be published in the electronic Bundesanzeiger (Federal Gazette). With the exception of public notices and filings required by law in the United States, no other public notices, registrations, approvals, or permits from agencies outside of the Federal Republic are intended for the shares, the subscription rights and Additional Subscription rights, or for this subscription rights offering. The publication of this subscription rights offering is made exclusively for the purpose of compliance with the mandatory provisions of German and U.S. law, and is intended neither as the issuance nor the publication of this subscription rights offering under the provisions of other legal systems than those of the Federal Republic of Germany and the United States, nor as a public advertisement of this subscription rights offering that may be subject to the provisions of legal systems other than those of the Federal Republic of Germany and the United States.

Publication, transmission, dissemination, or forwarding of this subscription rights offering or a summary or other description of the terms contained herein may be subject to restrictions under foreign law. With the exception of the publication in the electronic Bundesanzeiger and filings in the United States and the forwarding of this subscription rights offering with the authorization of the Company and the Bank, this subscription rights offering may not be published, sent, disseminated, or forwarded in or to other countries to the extent that this is subject to compliance with regulatory procedures or the grant of a permit under applicable foreign provisions. This also applies to a summary or other description of the terms contained in this subscription rights offering. The Company makes no warranty of compliance with applicable law outside of the Federal Republic of Germany with respect to the publication, delivery, dissemination, or forwarding of this subscription rights offering outside of the Federal Republic of Germany.

Heidelberg, October 2008

The Management Board

ATTACHMENT 1(a)(ii)

Ad-Hoc Notice

SYGNIS Pharma AG Approves Capital Increase

Heidelberg, October 15, 2008 – Today the Management Board of the Heidelberg biotechnology company SYGNIS Pharma AG (Frankfurt: LIO; ISIN DE0005043509; Prime Standard) with the consent of the Supervisory Board approved an increase of the company’s share capital of EUR 28,563,676.00 by EUR 12,694,967.00 to EUR 41,258,643.00 by means of the issuance of 12,694,967 shares of common bearer stock without nominal value from authorized capital.

The new shares will be subscribed to by Sal. Oppenheim jr. & Cie KGaA, Frankfurt am Main (“Sal. Oppenheim”) subject to the requirement that it will offer the shares for purchase to the company shareholders. The shareholders’ subscription rights are thereby secured. The shareholders can subscribe to the new shares, which will include dividend participation rights starting April 01, 2008, at a ratio of 9:4 during the period commencing October 21, 00:00 Central European Summer Time and ending November 04, 2008, 12:00 pm (noon) Central European Time at a subscription price of EUR 1.44 per new share. It may also be possible to subscribe to additional new shares. The new shares will not be offered in a public offering. The new shares will have full profit participation rights for the fiscal year starting April 1, 2008. The listing of the new shares will occur at a later date. Further details on the capital increase will be contained in the subscription offer which is expected to be published in the electronic Bundesanzeiger on October 20, 2008.

The major shareholders dievini Hopp BioTech Holding GmbH & Co. KG and BASF SE have committed to Sal. Oppenheim jr. & Cie. KGaA to fully exercise the subscription rights to which they are entitled by virtue their share ownership. They have further committed to Sal. Oppenheim jr. & Cie. KGaA to acquire all new shares that are not subscribed to by other shareholders at the subscription price.

The company will use the total net proceeds which are expected to be more than EUR 18 million for the further clinical development of AX200 for use in the treatment of acute stroke, the further development of the existing project pipeline and the expansion of the pipeline by new projects.

This notice is for information purposes only, and does not constitute an offer for the sale of or a solicitation of offers for the purchase of subscription rights or securities in the United States of America (USA), Germany, or any other jurisdiction. Subscription rights and securities may not be offered or sold without registration or an exemption from the registration requirement under the US Securities Act of 1933 as amended and the securities laws of the individual US states. SYGNIS Pharma AG does not intend to register any portion of this offer in the USA or to make a public offering of subscription rights or securities.

For further information, please contact:

Dr. Franz-Werner Haas

VP Operations / General Counsel

Tel: +49 (0) 6221-454 812

Email: franz-werner.haas@sygnis.de

###

Certain statements contained in this press release, which are neither documented financial results or other historical data, are prospective in nature. This refers in particular to prognoses of future events, trends, plans, or goals. Such statements must not be considered absolutely certain, as they are by their nature subject to known and unknown risks, and can be influenced by other factors, as a result of which the actual results, plans, and goals of SYGNIS may substantially differ from the express or implied forward-looking statements. SYGNIS undertakes no obligation to publicly update or revise these statements, either in the light of new information or future events, or for other reasons. ###